Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida 33172
(305) 559-4000

March 29, 2013

Division of Corporation Finance
Division's Office of the Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0410

Attention: Ms. Leslie Overton, Associate Chief Accountant

RE: Lennar Corporation, Inc. (the "Company") File No. 1-11749
    Rule 3-09 of Regulation S-X Financial Statement Requirements ("Rule 3-09")
    Form 10-K for the Year Ended November 30, 2012 ("2012 Form 10-K")

Dear Ms. Overton:

The purpose of this letter is to respectfully request that the Staff of the Securities and Exchange
Commission waive the Rule 3-09 requirement that would require the Company to provide
separate audited financial statements for Platinum Triangle Partners, LLC ("Platinum" or "JV")
for 2011 and unaudited financial statements for 2010 in the Company's 2012 Form 10-K. No
financial information for 2012 would be required as the JV was effectively liquidated in 2011.
The Company believes that the inclusion of such financial statements is not meaningful to
investors because the financial statement requirement results solely from a large impairment
charge recorded by the JV in 2011 that is included in Lennar Homebuilding equity in loss from
unconsolidated entities. Because the JV was distributing its assets to its partners, GAAP requires
the impairment test on its assets to be performed using discounted, not undiscounted, cash flows,
which triggered the impairment.

This waiver request is a result of questions we received in a comment letter from the Staff in
connection with a Form S-4 filing (File No. 333-186492), Form 10-K for the fiscal year ended
November 30, 2012 and our Definitive Proxy Statement on Schedule 14A. We are currently
incurring additional interest on senior notes we issued in December 2012, as the Form S-4 did
not go effective by March 22, 2013. Therefore, we are attempting to clear all of the Staff's
comments as expeditiously as possible.

Descriptions of the Company, Platinum, and the rationale for this waiver request follows.

About the Company

Lennar Corporation is a national homebuilder that had fiscal 2012 revenues, net earnings, assets
and total stockholder's equity of $4.1 billion, $679.1 million, $10.4 billion and $3.4 billion,

respectively. Its Class A common stock and Class B common stock both are registered under Section 12(b) of the Securities Exchange Act of 1934, as amended, and both are listed on the New York Stock Exchange.

During the Company's three most recent fiscal years ended November 30, 2012, none of the 38 unconsolidated entities met the significant subsidiary tests under Rule 1-02(w) and Rule 3-09 except for Platinum that meets the income-based significant test for 2011. The Company has however provided summarized financial information for its unconsolidated entities including Platinum (through the September 2011 date of liquidation) under Rule 4-08(g) for the appropriate periods.

About Platinum and the Linked Transaction

Platinum was a joint venture that, until it was effectively liquidated in September 2011, was owned 50% by Lennar and 50% by LNR Property Corporation ("LNR"). In September 2011, as part of a settlement of several relationships between Lennar and LNR, it was decided that Platinum would be liquidated, and that in that liquidation Lennar would receive specified assets, and would assume certain of the Platinum debt.

This liquidation transaction relates to a settlement agreement (the "Settlement Agreement") entered into on September 29, 2011 with LNR. Lennar and LNR were members of two unconsolidated joint ventures: Platinum Triangle Partners, LLC (the "Platinum Investment" or the "Platinum Entity") which was a 50/50 joint venture and South Sutter, LLC (the "Sutter Investment" or the "Sutter Entity"). LNR owned 50 percent of the Sutter Investment and Lennar and another unrelated party both owned 25 percent. Additionally, the Company had a $13.5 million claim against LNR related to a general and administrative expense reimbursement (the "G&A Receivable"). At the time of the transaction the outstanding balance of the receivable on the Company's books was $6.75 million because we had recorded an allowance against the receivable.

Under the terms of the Settlement Agreement the Company agreed to surrender its ownership interest in the Platinum Investment to LNR and to forgive the G&A Receivable in exchange for certain land and related assets (the "Metro Assets") owned by the Platinum Entity. Additionally, LNR also agreed to transfer to the Company its 50 percent interest in the Sutter Investment. Twenty five percent of the Sutter Investment was subsequently sold to the other unrelated investor in the Sutter Entity immediately after the settlement for cash consideration of $1.9 million. The Company also agreed to assume 75 percent of the outstanding principal amount of the Platinum Entity's debt of $43.5 million.

Prior to the settlement, the Platinum entity concluded that it should recognize an impairment loss on the Metro Assets and certain other land assets (the "Stadium Assets") as required by Financial Accounting Standards (FASB) Accounting Standards Codification (ASC) 970-360, *Real Estate – General*, paragraphs 35-3 and 35-4. This guidance requires that real estate projects be tested for recoverability in accordance with ASC 360-10, *Property, Plant & Equipment*. The Platinum Entity concluded that an impairment test under ASC 360-10 was required prior to the settlement and determined that an impairment charge should be recognized. Therefore, the Company determined the fair value of the Metro and Stadium assets and found them to be $147 million and $20.3 million, respectively. Since the carrying value of these assets on the Platinum Entity's balance sheet was $282.4 million an impairment loss of $115.1 million was recognized by the Platinum Entity. As part of the Company recognizing its share of the Platinum Investment's earnings as required by ASC 323, *Investments – Equity Method and Joint Ventures*, 50 percent (or $57.6 million) of the impairment charge was recognized by the Company. After recognition of the Company's share of the Platinum Investment's earnings the carrying value of the Company's investment in the Platinum Entity was $49.3 million.

The Company determined the fair value of the Metro Assets, the 50 percent of the Sutter Investment and the debt assumed to be $147.0 million, $3.8 million and $32.7 million, respectively. The net aggregate fair value of the assets received (and liabilities assumed) of $118.1 million ($147.0 million + $3.8 million – $32.7 million) exceeded the carrying value of the G&A Receivable of $6.75 million and the Platinum Investment of $49.3 million (after reducing the investment balance for our share of the impairment charge of $57.6 million) by $62.3 million which represents the gain recognized by the Company.

The Company concluded it was appropriate to recognize the assets received at fair value and a gain based on the difference in the fair value of the assets received and the carrying value of the assets surrendered based on the guidance in ASC 845, *Nonmonetary Exchanges*.

The gain resulted partially from recovery of the G&A Receivable in an amount in excess of its carrying value and partially from the fact that LNR was willing to transfer to the Company almost 85 percent of the assets of the Platinum Entity even though the Company only owned 50 percent of the Platinum Entity.

The Company recorded a net gain of $4.7 million ($62.3 million gain less $57.6 million share of impairment charge) from the linked transaction described above.

The Platinum Entity would not have recorded an impairment in accordance with ASC 360 if the Company and LNR did not agree to spinoff the assets as part of the aforementioned transaction. Prior to the distribution of assets, there were no ASC 360 impairments at the unconsolidated entity level for Platinum. The inventory in Platinum was considered to be long lived assets that are "held and used." According to ASC 360, an impairment loss can only be recognized for a long-lived asset (group) that is "held-and-used" if the sum of its estimated future undiscounted cash flows used to test for recoverability is less than its carrying value. The future undiscounted cash flows for the land in Platinum were greater than the carrying amount of the inventory. Therefore, the impairment for Platinum was a direct result of the transaction entered into by the Company and LNR. While the Company recorded an equity in loss from the Platinum Entity of $57.6 million relating to the ASC 360 impairment at the unconsolidated level, the Company simultaneously recorded a $62.3 million pre-tax gain since the fair value of the assets it received was substantially greater than the recorded amounts on the books. Economically, the Company had a net gain of $4.7 million from the linked transaction.

Original Considerations of Rule 3-09

We initially determined that this transaction did not result in Platinum meeting the tests under Rule 3-09 of Regulation S-X because we viewed this as a linked transaction that resulted in a $4.7 million net gain to Lennar. Factoring in the gain recorded by Lennar in addition to Platinum's pre-tax loss (including the impairment) represents 0.3% of the Company's fiscal year 2011 earnings before income taxes, and there was no investment balance related to Platinum at

November 30, 2011. With the exception of the impairment charge, Platinum's results of operations have never been significant to Lennar. In fiscal 2010, Lennar's equity in Platinum's loss was only $3.0 million while Lennar had earnings before income taxes of $94.7 million. In fiscal 2011, Lennar's equity in Platinum's loss was $62.7 million which included our share of the impairment charge of $57.6 million, while Lennar had earnings before income taxes of $98.0 million. When we perform the tests under a strict application of Rule 3-09 of Regulation S-X without considering the $62.3 million gain, it appears that we should have provided Platinum's audited financial statements for 2011 and unaudited financial statements for 2010. Fiscal 2012 would not have been shown because Platinum was effectively liquidated in 2011.

The unconsolidated entities related to this transaction were effectively liquidated as a result of these transactions and no longer exist as substantially all of the assets were distributed and the remaining assets consolidated upon the completion of the transaction. Thus, we believe separate financial statements would not have provided any additional useful information to investors.

Rationale for Waiver Request

Under a strict application of Rule 3-09, the Company is required to file separate audited financial statements for Platinum for 2011 and unaudited financial statements for 2010 in its 2012 Form 10-K because Platinum meets the income-based significance test for 2011 solely because of the non-cash one time impairment charge related to the liquidation of Platinum. Without this one time impairment charge, Platinum would not meet the income test in 2011, as the income test yields a 3.6% result. See Appendix A for calculations. Platinum does not meet the requirements to file separate financial statements for any period beyond 2011 because Platinum was effectively liquidated in September 2011.

In your evaluation of our request please consider the fact that the impairment at Platinum was not based on the underlying business operations of the JV but was the result of a requirement under ASC 360-10, *Property, Plant and Equipment,* to make an impairment test based upon its assets' discounted cash flows because such assets were being distributed to its partners. As noted earlier, the Platinum Entity would not have recorded an impairment charge in 2011 had the assets been considered to be "held and used"; this is supported by the gain that Lennar recognized in the nonmonetary exchange. The loss that was recorded at Platinum was directly related to the gain recorded at Lennar.

Platinum had never been close to being significant before the impairment charge as demonstrated by the results in Appendix A. This is clearly a very unique transaction, and we believe a literal interpretation of Rule 3-09 yields an anomalous result.

The Company disclosed in its 2012 Form 10-K that there was a $57.6 million valuation adjustment related to an asset distribution from a Homebuilding unconsolidated entity that resulted from a linked transaction where there was a pre-tax gain of $62.3 million included in Homebuilding other income, net. The Company also provided summarized financial information for its equity method investees on a combined basis as required by Rule 4-08(g).

Neither the Company nor its venture partners have prepared separate full financial statements with footnotes for Platinum nor has Platinum been subject to a separate financial statement audit for any of the three years in the period ended November 30, 2011. The Company would incur considerable time and expense in preparing financial statements for 2011 and 2010 and having the financial statements for 2011 audited in order to comply with Rule 3-09.

In addition, the Company believes that separate financial statements filed with the 2012 Form 10-K would not provide any additional meaningful information to investors and that the significant costs of preparing, auditing and filing these Rule 3-09 financial statements of Platinum outweighs the benefit, in particular after considering that Platinum was liquidated in 2011.

Based on the specific facts and circumstances described above, Lennar respectfully requests that the requirements under Rule 3-09 to provide separate audited financial statements of Platinum for the period of 2011 prior to its liquidation and unaudited financial statements for 2010, be waived.

If you have any questions, or would like to discuss the contents of this letter, please call me at 305-485-2062. Thank you in advance for your consideration of this waiver request. If the Staff is considering a rejection to our request for a waiver, we respectfully request the opportunity to discuss this with the Staff before reaching a final conclusion.

Very truly yours,

David Collins
Controller and Principal Accounting Officer.

APPENDIX A

INVESTMENT TEST

The investment test for 2011 is not provided because the investment balance was zero as of November 30, 2011 as a result of the effective liquidation of Platinum.

The investment balance for Platinum was $106.7 million as of November 30, 2010, which represented approximately 1% of the Company's $10.4 billion total assets and accordingly did not meet the significance test of Rule 1.02(w)(1).

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES

Lennar's equity in the loss of Platinum and Lennar's pretax income for 2010 and 2011 were as follows ($ in millions):

	2011	2010
Lennar's equity in the loss of Platinum	$(62.7)	$(3.0)
Lennar's pretax income (A)	$140.4	$72.5
Rule 1.02(w)(3) - %	44.7%	4.1%

Pro-forma calculation excluding the 2011 $57.6 million valuation adjustment recorded in Lennar Homebuilding equity in loss of unconsolidated entities:

	2011	2010
Lennar's equity in the loss of Platinum	$(5.1)	$(3.0)
Lennar's pretax income (A)	$140.4	$72.5
Rule 1.02(w)(3) - %	3.6%	4.1%

Pro-forma calculation including the 2011 $62.3 million gain recorded by Lennar (as initially determined by Lennar in 2011 in applying Rule 3-09):

	2011	2010
Lennar's equity in the loss of Platinum	$(0.4)	$(3.0)
Lennar's pretax income (A)	$140.4	$72.5
Rule 1.02(w)(3) - %	0.3%	4.1%

(A) Lennar's pretax income as defined under Regulations S-X – Rule 1-02(w)(3)after considering the computational note is as follows for 2010 and 2011:

	2011	2010
Lennar's pretax income per financial statements	$98.0	$94.7
Deduct income from noncontrolling interests	(20.3)	(25.2)
Pretax income excluding noncontrolling interests	$77.7	$69.5
Add back our share of Platinum pretax loss	62.7	3.0
Pretax income to be used as denominator	$140.4	$72.5